UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Fang Holdings Limited
(Name of Issuer)

Class A Ordinary Shares, par value HK$1.00 per share
(Title of Class of Securities)

30711Y201**
(CUSIP Number)

Evenstar Capital Management Limited
Ugland House, P.O. Box 309
Grand Cayman, KY1 – 1104
Cayman Islands
+852 2122 8060
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 28, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
** This CUSIP number applies to the Issuer’s American depositary shares, each representing ten Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30711Y201	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Evenstar Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,743,620 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,743,620 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,743,620 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IA
(1)
Represents the number of Class A ordinary shares, par value HK$1.00 per share (“Class A Ordinary Shares”), of Fang Holdings Limited (the “Issuer”) in the form of (i) (ii) 9,743,570 Class A Ordinary Shares held by Evenstar Master Fund SPC;  and (iii) 50 Class A Ordinary Shares held by Evenstar Special Situations Limited (a wholly owned subsidiary of Evenstar Master Fund SPC).

(2)
This percentage is calculated based on 65,715,527 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 16, 2020.

CUSIP No. 30711Y201	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Stoneleigh Int’l Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,688,290 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,688,290 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,688,290 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)
Represents the number of Class A Ordinary Shares of the Issuer held by Evenstar Master Fund SPC as collateral to secure the obligations of Stoneleigh under the Amended and Restated Put Option Agreement, dated April 2, 2020, among Evenstar Master Fund SPC and Stoneleigh (the “Stoneleigh Put Option Agreement”), of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement.

(2)
This percentage is calculated based on 65,715,527 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 16, 2020.

CUSIP No. 30711Y201	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Anuenue Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,538,430 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,538,430 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,430 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IA
(1)	Represents the number of Class A Ordinary Shares of the Issuer held by Geminis Funds SPC.
(2)
This percentage is calculated based on 65,715,527 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 16, 2020.

CUSIP No. 30711Y201	13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS Ms. Koon H.A. Tse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,970,340 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,970,340 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,970,340 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)
Represents the number of Class A Ordinary Shares of the Issuer in the form of (i) 9,743,570 Class A Ordinary Shares held by Evenstar Master Fund SPC;  (ii) 50 Class A Ordinary Shares held by Evenstar Special Situations Limited (a wholly owned subsidiary of Evenstar Master Fund SPC); (iii) 1,688,290 Class A Ordinary Shares held by Evenstar Master Fund SPC as collateral to secure the obligations of Stoneleigh under the Stoneleigh Put Option Agreement, of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement; and (iv) 1,538,430 ADSs held by Geminis Funds SPC. Ms. Koon H.A. Tse expressly disclaims beneficial ownership of such securities and the filing of this Schedule 13D shall not be construed as an admission that Ms. Koon H.A. Tse is, for the purposes of Section 13D or 13G of the Securities Exchange Act of 1943, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(2)
This percentage is calculated based on 65,715,527 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 16, 2020.

CUSIP No. 30711Y201	13D	Page 6 of 8 Pages

1	NAMES OF REPORTING PERSONS James T.Y. Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,970,340 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,970,340 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,970,340 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)
Represents the number of Class A Ordinary Shares of the Issuer in the form of (i) 9,743,570 Class A Ordinary Shares held by Evenstar Master Fund SPC;  (ii) 50 Class A Ordinary Shares held by Evenstar Special Situations Limited (a wholly owned subsidiary of Evenstar Master Fund SPC); (iii) 1,688,290 Class A Ordinary Shares held by Evenstar Master Fund SPC as collateral to secure the obligations of Stoneleigh under the Stoneleigh Put Option Agreement, of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement; and (iv) 1,538,430 ADSs held by Geminis Funds SPC. Mr. James T.Y. Yang expressly disclaims beneficial ownership of such securities and the filing of this Schedule 13D shall not be construed as an admission that Mr. James T.Y. Yang is, for the purposes of Section 13D or 13G of the Securities Exchange Act of 1943, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(2)
This percentage is calculated based on 65,715,527 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 16, 2020.

CUSIP No. 30711Y201	13D	Page 7 of 8 Pages

1	NAMES OF REPORTING PERSONS Geminis Investors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,404,650 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,404,650 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,404,650 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)
Represents the number of Class A Ordinary Shares held by Evenstar Master Fund SPC as collateral to secure the obligations of Geminis Investors under the Geminis Investors Put Option Agreement, of which Geminis Investors has sole voting power and sole dispositive power prior to a default by Geminis Investors under the Geminis Investors Put Option Agreement.

(2)
This percentage is calculated based on 65,715,527 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 16, 2020.

CUSIP No. 30711Y201	13D	Page 8 of 8 Pages

Item 1. Security and Issuer.
This Amendment No. 2 to Schedule 13D (as so amended, this “Schedule 13D”) is being filed to amend the Schedule 13D as originally filed with the Securities and Exchange Commission on July 13, 2020, as amended by Amendment No. 1 on November 18, 2020 (the “Original Schedule 13D”), and relates to Class A ordinary shares, par value HK$1.00 per share (“Class A Ordinary Shares”), of Fang Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated in its entirety as follows:
Evenstar Fund used its working capital to purchase securities of the Issuer. Evenstar Fund used a total of $59,919,229 in the aggregate (based on weighted average cost accounting, with option premiums factored in for derivative transactions), excluding brokerage commissions, to acquire the securities of the Issuer reported in the Original Schedule 13D.
Stoneleigh used its working capital to purchase securities of the Issuer. Stoneleigh used a total of $88,747,418 in the aggregate (based on weighted average cost accounting, with option premiums factored in for derivative transactions), excluding brokerage commissions, to acquire the securities of the Issuer reported in the Original Schedule 13D.
Anuenue Asset Management used its working capital to purchase securities of the Issuer. Anuenue Asset Management used a total of $7,181,452  in the aggregate (based on weighted average cost accounting, with option premiums factored in for derivative transactions), excluding brokerage commissions, to acquire the securities of the Issuer reported in the Original Schedule 13D.
Geminis Investors used its working capital to purchase securities of the Issuer. Geminis Investors used a total of $118,516,035 in the aggregate (based on weighted average cost accounting, with option premiums factored in for derivative transactions), excluding brokerage commissions, to acquire the securities of the Issuer reported in the Original Schedule 13D.
On December 28, 2020, (i) 2,386,100 Class A Ordinary Shares were transferred by Stoneleigh to Evenstar Fund for nil consideration as realized collateral in relation to the Stoneleigh Put Option Agreement; and (ii) 3,398,540 Class A Ordinary Shares were transferred by Geminis Investors to Evenstar Fund for nil consideration as realized collateral in relation to the Geminis Investors Put Option Agreement.

Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class A Ordinary Shares and percentages of the Class A Ordinary Shares beneficially owned by the Reporting Persons.  The percentage used in this Schedule 13D is calculated based on 65,715,527 Class A Ordinary Shares of the Issuer outstanding as of September 30, 2020, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2020.
(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Class A Ordinary Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition
(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Related Persons, has effected any transaction in the Class A Ordinary Shares  during the past 60 days.
(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by any of the Reporting Persons.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January  6, 2021

Evenstar Capital Management Limited

By:	/s/ James T.Y. Yang
Name:	James T.Y. Yang
Title:	Director

Stoneleigh Int’l Limited

By:	/s/ James T.Y. Yang
Name:	James T.Y. Yang
Title:	Director

Anuenue Asset Management Limited

By:	/s/ James T.Y. Yang
Name:	James T.Y. Yang
Title:	Director

Koon H.A. Tse

/s/ Koon H.A. Tse

James T.Y. Yang

/s/ James T.Y. Yang

Geminis Investors Limited

By:	/s/ Chih-Wei Kuo
Name:	Chih-Wei Kuo
Title:	Director